Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

True Nopal Ventures Inc.
8350 E. Evans Rd. #A8
Scottsdale, AZ 85260
https://truenopal.com/

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: True Nopal Ventures Inc.
Address: 8350 E. Evans Rd. #A8, Scottsdale, AZ 85260
State of Incorporation: DE
Date Incorporated: August 05, 2024

Terms:

Equity

Offering Minimum: $15,000.00 | 6,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a Community Member in Cactus Water, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $500+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2

Invest $1,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 3

Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 4

Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 5

Invest $25,000+ within the first 2 weeks and receive 20% bonus shares.

Amount-Based Perks

Tier 1

Invest $500+ and receive (1) 12 Pack of 500 ml Cactus Water.

Tier 2

Invest $1,000+ and receive (1) 12 Pack of 1000 ml Cactus Water + 5% bonus shares.

Tier 3

Invest $5,000+ and receive (2) 12 Pack of 1000 ml Cactus Water + 7% bonus shares.

Tier 4

Invest $10,000+ and receive (5) 12 Pack of 1000 ml Cactus Water + 10% bonus shares.

Tier 5

Invest $25,000+ and receive (5) 12 Pack of 1000 ml Cactus Water + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club

True Nopal will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

As the creator of The Original Cactus Water™, True Nopal is one of the top-selling cactus water brands globally. Made with the fruit of the prickly pear cactus, our 100% natural beverages offer less than half the calories and sugar of coconut water while supplying electrolytes, potassium, and magnesium with a light fruity taste.

Our cactus water helps support a healthy active lifestyle. It is an all-natural, low-calorie, hydration option with no added sugars or sweeteners that supply electrolytes, potassium, and magnesium. Non-GMO project verified & USDA Organic certified products.

Launched in 2014, we've led the market with our refreshing, all-natural drink that contains no added sugars, no sodium, no preservatives, no fat, and is non-GMO, vegan, and gluten-free.

With half the calories and sugar of coconut water, True Nopal is a healthier hydration option, rich in electrolytes, potassium, and magnesium, meeting the increasing consumer demand for natural, low-calorie, functional beverages.

True Nopal Ventures Inc. was incorporated in Delaware on August 5, 2024. The Company was originally incorporated as True Nopal Ventures LLC, a Delaware Limited Liability Corporation on March 17, 2017. Before that True Nopal Ventures LLC was incorporated as True Me Brands LLC, a Delaware Limited Liability Corporation, on 11, 25, 2013. The company changed its name from True Me Brands, LLC to True Nopal Ventures LLC on 03, 17, 2017.

Competitors and Industry

True Nopal operates in the niche market of cactus water beverages, but it faces competition from various companies within the broader plant-based and health-focused beverage industry. Some of its direct and indirect competitors include:

Direct Competitors (Cactus Water):

1. Caliwater: Another brand in the cactus water market, offering various flavors and formulations.

2. Pricklee Cactus Water: A newer entrant focused on providing refreshing cactus water beverages with different flavor options.

Indirect Competitors (Plant-Based and Functional Beverages):

3. Coconut Water Brands:

• Vita Coco: A leading brand in the coconut water segment, offering a range of coconut-based beverages.

• Zico: Another well-known coconut water brand, popular for its pure and flavored coconut water products.

4. Aloe Vera Drinks:

• ALO Drink: Offers a variety of aloe vera-based beverages with different flavor combinations.

• OKF Aloe Vera: A popular brand offering aloe vera drinks with various fruit flavors.

6. Maple Water Brands:

• SEVA Maple Water: Provides natural maple water products known for their unique taste and health benefits.

• Drink Simple: Focuses on maple water and other plant-based hydration drinks.

7. Other Plant-Based Waters:

• Bai: Offers antioxidant-infused beverages, including plant-based water options.

Current Stage and Roadmap

Our footprint in Walmart has grown to approximately 1,500 stores, supported by national distribution through UNFI and KeHE. Our expansion plans target major conventional retailers like Kroger and Albertsons Safeway, as well as C-store and drug channels, which would position us for significant sales growth. With innovative products, a strong leadership team, and increasing brand recognition, True Nopal is geared up for long-term market impact and versatility.

True Nopal will target larger conventional retailers such as Kroger and Albertsons Safeway to expand its retail footprint. By leveraging its existing success and reputation, True Nopal aims to secure partnerships with these major retailers, thereby increasing market penetration and consumer reach.

1.   Expansion of Product Portfolio: True Nopal aims to leverage its success and consumer demand by expanding its current offering of 4 SKUs to 12 within the next 18 months. This expansion will focus on introducing exciting innovations and variations, catering to diverse consumer preferences, and enhancing the True Nopal brand's presence in multiple market locations.

2.   National Rollout with Whole Foods: Building on the momentum gained from its partnership with Whole Foods, True Nopal will execute a national rollout plan, ensuring all 4 SKUs are available across Whole Foods stores nationwide during their reset in September 2024. This strategic move will significantly increase brand visibility and accessibility to a broader consumer base.

3.   Expansion into Conventional Retailers: True Nopal will strategically target larger conventional retailers such as Kroger and Albertsons Safeway to expand its retail footprint. By leveraging its existing success and reputation, True Nopal aims to secure partnerships with these major retailers, thereby increasing market penetration and consumer reach.

4.   Entry into Convenience Store and Drug Channels: Recognizing the growing demand for healthier beverage options in convenience stores and drug channels, True Nopal will embark on an expansion strategy to enter these key retail segments. By offering convenient and nutritious hydration solutions on the go, True Nopal aims to capture new market opportunities and further diversify its distribution channels.

5.   Innovative Marketing and Branding Initiatives: True Nopal will continue to invest in innovative marketing campaigns and branding initiatives to strengthen brand awareness and differentiation. By communicating its unique value proposition and commitment to health and wellness, True Nopal will resonate with consumers and drive brand loyalty across all retail channels.

6.   Enhanced Retail Placement and Merchandising: To maximize visibility and shelf presence, True Nopal will collaborate closely with retail partners to secure prime placement within stores and implement effective merchandising strategies. By optimizing product positioning and enhancing in-store displays, True Nopal aims to increase product visibility and drive impulse purchases.

7.   Continuous Product Development and Consumer Engagement: True Nopal will prioritize continuous product development efforts to stay ahead of consumer trends and preferences. Through consumer feedback and market research,

True Nopal will identify opportunities for product innovation and refinement, ensuring its offerings remain relevant and appealing to target audiences.

By executing this comprehensive roadmap, True Nopal aims to solidify its position as a leading player in the plant-based beverage industry, driving sustained growth and delivering value to consumers across various retail channels

The Team

Officers and Directors

Name: Thomas Zummo

Thomas Zummo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Director
  Dates of Service: May, 2013 - Present
  Responsibilities: As the Founder and CEO, I am omniscient within the company. I provide innovation, go-to-market strategies as well as everyday activities. Thomas does not currently receive salary compensation for this role, however, he is the majority shareholder of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers,

shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Fluctuations in Consumer Demand
The company's revenue largely depends on consumer demand for cactus water. Changes in health trends, consumer preferences, or market perceptions of cactus water could negatively impact sales.

Competition
The beverage industry is highly competitive. True Nopal faces competition from both established brands and new entrants in the market. Increased competition could lead to reduced market share and profitability.

Production Challenges
Any issues related to the production process, such as equipment failures, labor shortages, or quality control problems, could negatively impact the company's ability to meet demand and maintain product quality.

Revenue Concentration
If a significant portion of the company's revenue comes from a small number of customers or geographic regions, the loss of any of these customers or adverse conditions in these regions could materially impact the company's financial performance.

Product Acceptance
While cactus water is a growing segment, its market acceptance is still uncertain. There is no assurance that it will achieve widespread acceptance among consumers, which could affect growth prospects.

Changing Health Trends
The popularity of health and wellness trends can change rapidly. If consumer interest shifts away from cactus water to other beverages, True Nopal's sales could be adversely affected.

The Chief Executive Officer does not currently receive a salary for his role with the company.
True Nopal is a mid-stage company and the Company has gone through periods where it has been able to compensate its CEO for his role and periods where it has made the decision to not compensate its CEO. During those times, the company has compensated the CEO through a consulting fee to Big Prickly LLC, the CEO's business and the primary shareholder of the Company. When the company is able to financially compensate the CEO, he will be paid again. Previously his salary was $200,000 a year with additional healthcare benefits.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Big Prickly, LLC (100% owned and managed by Thomas Zummo)	2,850,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 3,666,900 with a total of 2,850,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,850,000
  Use of proceeds: Founding Issuance of Shares
  Date: August 05, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,496,278 compared to $1,441,895 in fiscal year 2023.

True Nopal slowed growth to focus on unforeseen inflation increases in COGS.

Cost of sales

Cost of Sales for fiscal year 2022 was $778,349 compared to $715,115 in fiscal year 2023.

True Nopal focused on reducing COGS.

Gross margins

Gross profit for fiscal year 2022 was $281,951 compared to $257,084 in fiscal year 2023.

A reduction in COGS created greater margins however the profit was less due to lower sales.

Expenses

Expenses for fiscal year 2022 were $578,442 compared to $370,926 in fiscal year 2023.

True Nopal had bad debt expenses in 2022 and the Employer exemption Tax credit in 2023

Historical results and cash flows:

The Company is currently in the growth and new innovation stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of new product innovation and expansion in both store counts and new locations within existing stores. Past cash was primarily generated through sales of True Nopal Cactus Water's existing 4 SKU's. . Our goal is to introduce 8-12 new SKU's made with the fruit of the prickly pear cactus that will place our products in various locations in stores creating further brand awareness and deeper customer loyalty.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 01 2024, the company has cash available of $43,690.53 and $101,721.24 in receivables.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary to the viability of the Company. Of the total funds that our Company has,96% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 10.5 Months. This is based on a current monthly burn rate of $6,600 for expenses related to day to day business operation

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 10 years. This is based on a current monthly burn rate of $10,000 for expenses related to day to day business operations R&D and growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including other than a potential Founder loan.

Indebtedness

- Creditor: U.S. Small Business Administration (SBA)
  Amount Owed: $300,000.00
  Interest Rate: 3.75%
  Loans - The Company entered into two loan agreements with the U.S. Small Business Administration (SBA) amounting $150,000 each loan. The balance of the principal and the interest will be payable Thirty (30) years from the date of the Promissory Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. The Company had a total of $300,000 outstanding loans payable as of December 31, 2023.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,500,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  4.5%
  We will use 4.5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's Cactus water] in preparation of expansion and/or launch of the product SKU's.

- Company Employment
  5.0%
  We will use 5% of the funds to hire key personnel for daily operations, including the following roles: Sales team expansion & a warehouse worker position. Wages to be commensurate with training, experience and position.

- Working Capital
  64.0%
  We will use 64% of the funds for working capital to cover expenses for the existing store expansion and new Product SKU's launch, as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://truenopal.com/ (www.truenopal.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/truenopal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR True Nopal Ventures Inc.

[See attached]



True Nopal Ventures LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: True Nopal Ventures LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statements of financial position as of December 31, 2022 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 17, 2024

TRUE NOPAL VENTURES LLC STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:	-	-
Cash and Cash Equivalents	55,246	23,127
Accounts Receivable	14,206	86,649
Due from Big Prickly	19,000	20,000
Due from TMB	850	850
Inventories - Finished Goods	150,189	147,248
Inventories - Raw Materials	170,131	244,306
Prepayments	33,468	32,058
Other Current Assets	10,085	22,241
Total Current Assets	453,175	576,479
Non-Current Assets:		
Furnitures, Equipment, & Vehicles - net	2,346	5,292
Intangible Asset - net	2,996,764	2,996,764
Right of Use Asset	40,207	66,003
Total Non-Current Assets	3,039,317	3,068,059
TOTAL ASSETS	3,492,492	3,644,538
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities:		
Accounts Payable	140,365	166,901
Accrued Expenses and Other Payables	4,060	1,686
Other Current Liabilities	815	2,003
Lease Short Term Liability	1,653	1,485
Total Current Liabilities	146,893	172,075
Non-Current Liabilities:		
Loans Payable	300,000	300,000
Lease Long Term Liability	41,692	68,750
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	341,692	368,750
TOTAL LIABILITIES	488,585	540,825
MEMBER'S EQUITY		
Capital Contribution	4,081,633	4,081,633
Capital Distribution	(58,001)	(39,403)
Retained Earnings	(1,019,726)	(938,518)
TOTAL MEMBER'S EQUITY	3,003,906	3,103,712
TOTAL LIABILITIES AND MEMBER'S EQUITY	3,492,492	3,644,538

TRUE NOPAL VENTURES LLC STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Gross Sales	1,411,895	1,496,278
Sales discounts and allowances	(439,695)	(435,978)
Net Sales	972,200	1,060,301
Cost of Goods Sold	715,116	778,350
Gross Profit	257,084	281,951
Operating Expenses		
General and Administrative Expense	123,335	126,530
Advertising and Marketing Expense	154,441	176,438
Payroll Expense	88,319	151,741
Bad debt expense	600	123,977
Depreciation Expense	2,946	8,058
Total Operating Expenses	**369,641**	**586,744**
Total Loss from Operations	**(112,557)**	**(304,793)**
Other Income (Expense)		
Other Income	(31,348)	(13,495)
Total Other Income (Expense)	**(31,348)**	**(13,495)**
Losses Before Income Taxes, Depreciation, and Amortization	**(81,209)**	**(291,298)**
Net Loss	**(81,209)**	**(291,298)**

TRUE NOPAL VENTURES LLC STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Loss	(81,209)	(291,298)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Accounts Receivable	72,443	(21,559)
Due from Big Prickly	1,000	(20,000)
Inventories - Finished Goods	(2,941)	10,930
Inventories - Raw Materials	74,175	(21,392)
Prepayments	(1,410)	(606)
Other Current Assets	12,156	120,957
Accounts Payable	(26,537)	72,529
Accrued Expenses and Other Payables	2,374	1,686
Other Current Liabilities	(1,188)	(13,055)
Depreciation Expense	2,946	8,058
Bad debts adjustment	-	(850)
Lease Right of Use Asset	(1,092)	(66,003)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	131,926	70,695
Net Cash provided by (used in) Operating Activities	50,717	(220,603)
INVESTING ACTIVITIES		
Other Non-Current Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Loans Payable	-	150,000
Lease Liability	-	70,235
Capital Distribution	(18,598)	(2,000)
Net Cash provided by (used in) Financing Activities	(18,598)	218,235
Cash at the beginning of the period	23,127	25,496
Net Cash increase (decrease) for the period	32,119	(2,368)
Cash at end of the period	55,246	23,127

TRUE NOPAL VENTURES LLC STATEMENTS OF CHANGES IN MEMBERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Member's Drawings	Retained Earnings (Deficit)	Total Member's Equity
	Units	$ Amount			
Beginning balance at 1/1/22	1,000,000	4,081,633	(37,403)	(647,220)	3,397,010
Contribution	-	-	-	-	-
Distribution	-	-	(2,000)	-	(2,000)
Net loss	-	-	-	(291,298)	(291,298)
Ending balance at 12/31/22	1,000,000	4,081,633	(39,403)	(938,518)	3,103,712
Contribution	-	-	-	-	-
Distribution	-	-	(18,598)	-	(18,598)
Net loss	-	-	-	(81,209)	(81,209)
Ending balance at 12/31/23	1,000,000	4,081,633	(58,001)	(1,019,726)	3,003,906

True Nopal Ventures LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

True Nopal Ventures LLC ("the Company") was formed in Delaware on March 23, 2017. The Company's headquarters is in Scottsdale, Arizona. The Company will continue to manufacture and sell True Nopal Cactus Water to customers throughout the United States. The Company will use the capital raised to handle day to day operations to launch eight new SKUs that will provide additional growth and achieve new shelf space throughout the retail store.

True Nopal Ventures LLC is 100% owned by Big Prickly LLC and Big Prickly LLC is wholly owned by Tom Zummo.

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $23,827 and $55,246 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

<u>Accounts Receivable</u>
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Raw materials inventory as of December 31, 2022 and December 31, 2023 amounted to $244,306 and $170,131, respectively, whereas Finished goods inventory as of December 31, 2022 and December 31, 2023 amounted to $147,248 and $150,189, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2022 and 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Furnitures & Fixtures	7	20,841	(18,495)	-	2,346
Vehicles	5	31,973	(31,973)	-	-
Grand Total		52,814	(50,468)	-	2,346

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, in accounting for Goodwill. Under this code, Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include: Macroeconomic conditions; Industry and market considerations; Cost factors; Overall financial performance; Entity-specific events (e.g., changes in management, strategy, customers); Market capitalization (for public companies). Based on this assessment there was no impairment in 2022 and 2023.

The Company had $2,996,764 in Intangible Asset - Goodwill, as of December 31, 2022 and December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling cactus water and healthy beverages made with the fruit of the prickly pear. The Company sells to distributors across the country and its products are sold in stores nationwide. The Company's payments are generally collected through receivables with terms that vary by customer.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company entered into a lease agreement on May 16, 2022 with Scottsdale Six, LLC, a certain real property, including improvements therein, comprising approximately 1,671 square feet. Term of the lease is three (3) years commencing on July 01, 2022 to June 30, 2025.

Lease payments subsequent to 2023 are shown below:

	Year Ending
Lease expense	2023-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	27,401
Variable lease expense	-
Sublease income *	
Total	27,401

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	28,494
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	-
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	2
Weighted-average discount rate for finance leases	-
Weighted-average discount rate for operating leases	0

Maturity Analysis	Finance	Operating
2024-12	-	29,349
2025-12	-	14,891

2026-12	-	-
2027-12	-	-
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	-	44,240
Less: present value discount	-	(895)
Total lease liabilities	-	43,345

NOTE 5 – LIABILITIES AND DEBT

Loans - The Company entered into two loan agreements with the U.S. Small Business Administration (SBA) amounting $150,000 each loan. The balance of the principal and the interest will be payable Thirty (30) years from the date of the Promissory Note.

Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance.

The Company had a total of $300,000 outstanding loans payable as of December 31, 2023.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company. Big Prickly, LLC is the sole owner and member of the Company.
Distributions. The Board shall determine profits available for distribution and the amount if any, to be distributed to the Member and shall authorize and distribute on the Interests, the determined amount when. as and if declared by the Board.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 17, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF TRUE NOPAL

The Original Cactus Water™

As the creator of The Original Cactus Water, True Nopal is one of the top-selling cactus water brands globally. Made with the fruit of the prickly pear cactus, our 100% natural beverages offer less than half the calories and sugar of coconut water, while supplying electrolytes, ...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

OVERVIEW	ABOUT	TERMS	PRESS	DISCUSSION	INVESTING FAQS

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$2.50 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$500	$7.5M

REASONS TO INVEST

Our cactus water is an all-natural, low-calorie, hydration option with no added sugars or sweeteners that supply electrolytes, potassium and magnesium. Non-GMO project verified & USDA Organic certified products.

The functional beverage market is projected to reach $339.6B by 2030, and we feel that we have a strong foothold, with newly expanded national distribution in Whole Foods, 10 years of national shelf presence in Sprouts and over 1.5K Walmart locations, True Nopal is anticipating growth in 2025.

New product innovation and SKU expansion will bring True Nopal into additional locations within current and new stores across the country. Expansion plans target major retailers like Kroger and Safeway, Club and C-stores.

TEAM



Tom Zummo • Founder and CEO

Tom Zummo is the visionary founder and CEO behind True Nopal Cactus Water, a pioneering brand in the beverage industry. With a passion for health and wellness, Tom embarked on a mission to introduce a refreshing and nutritious alternative to traditiona...
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Tasha Echart • Operations Manager

Tasha Echert is a dedicated professional with nearly a decade of experience at True Nopal, where she works as the companies Operations Manager. She has been key in driving the company's growth and efficiency. Tasha collaborates closely with the CEO, ...
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Karrie Charlson • Bookkeeper

Karrie Charlson joined True Nopal in 2016 and has over 25 years of experience in accounting. She has worked in the manufacturing/wholesale space and real estate. Karrie excels in creating and maintaining relationships with vendors and customers, an...
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THE PITCH

Feel the Power of Healthier Hydration



The prickly pear cactus is the only plant on earth with all 24 known betalain antioxidants. Betalain antioxidants are powerful antioxidants known to help promote skin rejuvenation and muscle recovery.

Launched in 2014, we've led the market with our refreshing, all-natural drink that contains no added sugars, no sodium, no preservatives, no fat, and is Non-GMO, vegan, and gluten-free.

With half the calories and sugar of coconut water, True Nopal is a healthier hydration option, rich in electrolytes, potassium, and magnesium, meeting the increasing consumer demand for natural, low-calorie, functional beverages.

Preserving and Sustaining the Planet



- ✓ **All Natural**

- ✓ **Packed in Recyclable Shelf Stable Tetra Pak**

- ✓ **Made with the Highly Sustainable Prickly Pear Cactus**

THE OPPORTUNITY & MARKET

A Fresh Take on Cactus Water



The prickly pear cactus is one of the most sustainable plants in the world.

It grows in the harshest and driest climates in the world with little to no water, producing the delicious and nutritious fruit that is found in True Nopal Cactus Water.

True Nopal is passionate about doing things that benefit people and the environment, and is committed to preserving and sustaining the planet through socially conscious efforts. The prickly pear cactus, one of the most sustainable plants, thrives in harsh, dry climates with little to no water, producing the nutritious fruit used in True Nopal Cactus Water. We believe that increasing awareness is vital for ecosystem preservation, and we strive to keep our products environmentally friendly. Our packaging partner, Tetra Pak, shares our commitment to sustainability, helping preserve product freshness and safety while being BPA-free and blocking UV light.


Our Market
Addressing the functional beverage market, valued at:
2022
$175.5B
CAGR of 8.6%
2030
$339.6B
true nopal
prickly pear cactus water + pineapple
ORGANIC

Source

The plant-based water segment within the functional beverage industry has experienced notable growth in recent years, driven by increasing consumer awareness of health and wellness trends.

True Nopal is addressing the functional beverage market, valued at $175.5 billion in 2022 and projected to reach $339.6 billion by 2030, with a CAGR of 8.6%[1]. As the creators of the cactus water category, we have established a strong foothold with national distribution in Sprouts and an upcoming national launch in Whole Foods (currently spanning seven regions).

Our footprint in Walmart has grown to approximately 1,500 stores, supported by national distribution through UNFI and KeHE. Our expansion plans target major conventional retailers like Kroger and Albertsons Safeway, as well as C-store and drug channels, which would position us for significant sales growth. With innovative products, a strong leadership team, and increasing brand recognition, True Nopal is geared up for long-term market impact and versatility.


Geared Up for Long-Term Market Impact and Versatility
National Distribution in
SPROUTS FARMERS MARKET
7 Regions with Upcoming Nationwide Launch
WHOLE FOODS MARKET
Available in
~1,500
Walmart
Stores
Our Expansion Plans Include:
Albertsons
Kroger
SAFEWAY
true nopal
prickly pear cactus water + lime
ORGANIC
no added sugar or sweeteners

WHY INVEST

Plant-Based for a Better World



Invest Today
Join us as we set new standards in the plant-based water segment
true nopal
prickly pear cactus water

Invest in True Nopal and join a visionary company dedicated to redefining the beverage industry and promoting sustainability. Your investment will drive new product innovation, secure long-term placement, and expand our presence in major retailers and new locations. We're committed to building brand recognition, enhancing direct-to-consumer sales, and contributing to a healthier, more environmentally conscious world.

Join us in our mission to set new standards in the plant-based water segment. Invest in True Nopal today!



*These comments are from users on our public social platforms, they were not paid or solicited.

ABOUT

HEADQUARTERS
**8350 E. Evans Rd. #A8
Scottsdale, AZ 85260**

WEBSITE
View Site ↗

As the creator of The Original Cactus Water, True Nopal is one of the top-selling cactus water brands globally. Made with the fruit of the prickly pear cactus, our 100% natural beverages offer less than half the calories and sugar of coconut water, while supplying electrolytes, potassium, and magnesium to support a healthy, active lifestyle.

TERMS
True Nopal

Overview

PRICE PER SHARE
$2.50

VALUATION
$7.5M

DEADLINE ⓘ

FUNDING GOAL ⓘ

Nov. 14, 2024 at 7:59 AM UTC

$15k - $1.24M

Breakdown

MIN INVESTMENT

$500

OFFERING TYPE

Equity

MAX INVESTMENT

$1,235,000

ASSET TYPE

Common Stock

MIN NUMBER OF SHARES OFFERED

6,000

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a Community Member in Cactus Water, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $500+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2

Invest $1,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 3

Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 4

Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 5

Invest $25,000+ within the first 2 weeks and receive 20% bonus shares.

Amount-Based Perks

Tier 1

Invest $500+ and receive (1) 12 Pack of 500 ml Cactus Water.

Tier 2

Invest $1,000+ and receive (1) 12 Pack of 1000 ml Cactus Water + 5% bonus shares.

Tier 3

Invest $5,000+ and receive (2) 12 Pack of 1000 ml Cactus Water + 7% bonus shares.

Tier 4

Invest $10,000+ and receive (5) 12 Pack of 1000 ml Cactus Water + 10% bonus shares.

Tier 5

Invest $25,000+ and receive (5) 12 Pack of 1000 ml Cactus Water + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club

True Nopal will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

TODAY
How to cook with cactus and 5 ways to enjoy it — from water to tortillas

View Article

Women's Health
6 Best Bottled Water Brands To Drink In 2024 To Stay Hydrated, Tested By WH Editors

View Article

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